Exhibit 22.1

List of Subsidiary Guarantors

As of September 30, 2021, the subsidiaries of Yamana Gold Inc. (the “Company”) listed in the table below have fully and unconditionally guaranteed the following securities of the Company, in each case issued only by the Company:

4.625% Senior Notes due 2027
2.630% Senior Notes due 2031

Guarantor	Jurisdiction of Formation
Jacobina Mineracao e Comercio Ltda.	Brazil
Minera Meridian Limitada	Chile
Minera Florida Limitada	Chile
Yamana Santa Cruz Holdings B.V.	Netherlands